FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR April 11, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                               FORM  51-102F3

                          MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         April 10, 2008


Item 3   News Release
         ------------

         Issued April 10, 2008 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

BUENOS AIRES AND VANCOUVER, BC, April 10, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, and its subsidiary Dynamotive Latinoamericana S.A., are pleased to announce the execution of contracts for the provision of biomass for two of its proposed plants in the Province of Corrientes in Argentina. The Company further disclosed that it has identified, and has been offered, a site for the project within the Municipality of Virasoro. Negotiations in regard to the site are progressing and are expected to be completed in the near term.

The signing of the biomass supply contract follows months of cooperative work with the Town of Virasoro which has been instrumental in attracting Dynamotive to the region. This represents a key step in the progress toward the development of the project announced in May, 2007.

The contract envisages the delivery by the Municipality of Virasoro of 250,000 wet tonnes (approx. 150,000 dry tonnes) of biomass (sawdust and other forestry operations residues) per year for 10 years. The contract further provides Dynamotive an option to request deliveries beyond the initial 250,000 tonnes envisaged and beyond the initial period. The supply can be further enhanced through the utilization of land filled biomass in the region alleviating a significant environmental issue caused by soil and air pollution as a consequence of stockpiling and burning of biomass.


Item 5   Full Description of Material Change
         -----------------------------------


5.1 Full Description of Material Change

BUENOS AIRES AND VANCOUVER, BC, April 10, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, and its subsidiary Dynamotive Latinoamericana S.A., are pleased to announce the execution of contracts for the provision of biomass for two of its proposed plants in the Province of Corrientes in Argentina. The Company further disclosed that it has identified, and has been offered, a site for the project within the Municipality of Virasoro. Negotiations in regard to the site are progressing and are expected to be completed in the near term.

The signing of the biomass supply contract follows months of cooperative work with the Town of Virasoro which has been instrumental in attracting Dynamotive to the region. This represents a key step in the progress toward the development of the project announced in May, 2007.

The contract envisages the delivery by the Municipality of Virasoro of 250,000 wet tonnes (approx. 150,000 dry tonnes) of biomass (sawdust and other forestry operations residues) per year for 10 years. The contract further provides Dynamotive an option to request deliveries beyond the initial 250,000 tonnes envisaged and beyond the initial period. The supply can be further enhanced through the utilization of land filled biomass in the region alleviating a significant environmental issue caused by soil and air pollution as a consequence of stockpiling and burning of biomass.

Deliveries of biomass in accordance with the contract are envisaged to commence at the time that the proposed projects become operational. Dynamotive has the option to request earlier deliveries.

Dynamotive continues to work with the Municipality of Virasoro and other biomass providers in the region. The development plan envisages up to 6 plants with further potential within the Province of Corrientes.

The city of Gobernador Virasoro and the government of the Province of Corrientes have actively supported and continue to support this project.

Dynamotive and its development partners in the region are in negotiations with the Province and other users in the region for the purchase of the plants' output. The project envisages the potential for power generation and / or BioOil and char deliveries to customers. Proposals for the establishment of two power plants in the region have been presented. Further, the Company is working with financial institutions who have expressed interest in the financing of the projects subject to conditions precedent being met. The company will report progress as it advances in its negotiations.

All parties acknowledge that the project remains subject to satisfactory negotiations and execution of definitive agreements beyond the ones completed. Accordingly, there can be no certainty in respect of the Company's ultimate participation rights in the project, nor of actual completion of them at this time.


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         April 10, 2008

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                             (signed)     "Andrew Kingston"
                                           ----------------
                                           Andrew Kingston
                                           President & CEO

   DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release:  April 10, 2008

      Dynamotive Contracts Biomass for First Two Projects in Argentina

                   2.5 Million Tonnes Secured Over 10 Years

BUENOS AIRES AND VANCOUVER, BC, April 10, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, and its subsidiary Dynamotive Latinoamericana S.A., are pleased to announce the execution of contracts for the provision of biomass for two of its proposed plants in the Province of Corrientes in Argentina. The Company further disclosed that it has identified, and has been offered, a site for the project within the Municipality of Virasoro. Negotiations in regard to the site are progressing and are expected to be completed in the near term.

The signing of the biomass supply contract follows months of cooperative work with the Town of Virasoro which has been instrumental in attracting Dynamotive to the region. This represents a key step in the progress toward the development of the project announced in May, 2007.

The contract envisages the delivery by the Municipality of Virasoro of 250,000 wet tonnes (approx. 150,000 dry tonnes) of biomass (sawdust and other forestry operations residues) per year for 10 years. The contract further provides Dynamotive an option to request deliveries beyond the initial 250,000 tonnes envisaged and beyond the initial period. The supply can be further enhanced through the utilization of land filled biomass in the region alleviating a significant environmental issue caused by soil and air pollution as a consequence of stockpiling and burning of biomass.

Deliveries of biomass in accordance with the contract are envisaged to commence at the time that the proposed projects become operational. Dynamotive has the option to request earlier deliveries.

Dynamotive continues to work with the Municipality of Virasoro and other biomass providers in the region. The development plan envisages up to 6 plants with further potential within the Province of Corrientes.

The city of Gobernador Virasoro and the government of the Province of Corrientes have actively supported and continue to support this project.

Dynamotive and its development partners in the region are in negotiations with the Province and other users in the region for the purchase of the plants' output. The project envisages the potential for power generation and / or BioOil and char deliveries to customers. Proposals for the establishment of two power plants in the region have been presented. Further, the Company is working with financial institutions who have expressed interest in the financing of the projects subject to conditions precedent being met. The company will report progress as it advances in its negotiations.

All parties acknowledge that the project remains subject to satisfactory negotiations and execution of definitive agreements beyond the ones completed. Accordingly, there can be no certainty in respect of the Company's ultimate participation rights in the project, nor of actual completion of them at this time.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website. www.dynamotive.com


About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


Contacts:
Nathan Neumer, Director of Communications, 604-267-6042
Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.


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